Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Barrick Gold Corporation

Toronto, Canada

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-224560) and Form F-10 (File No. 333-216099) of Barrick Gold Corporation of our report dated March 8, 2019, relating to the consolidated financial statements of Barrick Gold (Holdings) Limited (formerly Randgold Resources Limited), which appears in this Form 6-K.

/s/ BDO LLP

BDO LLP

London, United Kingdom

March 13, 2019